Exhibit 2.3

CERTIFICATE OF DESIGNATIONS,

PREFERENCES, LIMITATIONS, RESTRICTIONS AND RELATIVE RIGHTS OF
SERIES A SUPER VOTING PREFERRED STOCK

OF

TRIMARK POWER CORP.

Pursuant to the Wyoming Revised Statutes

The undersigned, Yves R. Michel, hereby certifies that:

I am the Chief Executive Officer and Director of TRIMARK POWER CORP., a Wyoming corporation (the “Company”).

The Corporation is authorized to issue 500,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001 per share of which 74 shares are hereby designated as Series A Preferred Shares;

The following resolutions were duly adopted by the Board of Directors;

WHEREAS, the Board of Directors of the Corporation is authorized to fix the dividend rights, dividend rate, voting rights, conversion rights, rights and terms of redemption and liquidation preferences of any wholly unissued series of Preferred Stock and the number of shares constituting any series and the designation thereof, of any of them;

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid in accordance with the corporation law of the State of Wyoming, and as set forth in this Certificate of Designations, Preferences, Restrictions, Limitations and Relative Rights of Series A Super Voting Preferred Stock, to designate the rights, preferences, restrictions and other matters relating to the Series A Super Voting Preferred Stock, which consists of 74 shares of Series A Super Voting Preferred Stock, par value $0.0001 per share, which the Corporation has the authority to issue, as follows;

NOW THEREFORE, BE IT RESOVLED, that Pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Articles of Incorporation, as amended (the “Articles of Incorporation”), and in accordance with the provisions of the Wyoming Revised Statutes, the Board of Directors has authorized the creation of Series A Super Voting Preferred Stock (the “Super Voting Preferred Stock”), which shall have the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions set forth below;

(1). Designation and Number of Shares. Of the five million (5,000,000) shares of preferred stock, $0.0001 par value per share (“Preferred Stock”), authorized pursuant to the Articles of Incorporation, as amended, seventy-four (74) shares are hereby designated as Series A Super Voting Preferred Stock, par value $0.0001 per share (the “Super Voting Preferred Stock”).

(2). Liquidation Preference. The Super Voting Preferred Stock does not have any liquidation preference.

(3). Redemption. The Super Voting Preferred Stock does not have any redemption rights.

(4). Dividends. The Super Voting Preferred Stock will not be entitled to dividends.

(5). No Conversion. The Super Voting Preferred Stock is not convertible into Common Stock or any other class of the Corporation’s stock.

(6). Voting Rights. The holders of record of the shares of Super Voting Preferred Stock shall be entitled to the following voting rights:

(a) Those voting rights required by applicable law; and

(b) The right to vote together with the holders of the Common Stock, as a single class, upon all matters submitted to holders of Common Stock for a vote. If shares of Super Voting Preferred Stock are held by more than one holder, then each such holder shall have the right to vote all such Super Voting Preferred Stock shares held by such holder, with the total aggregate voting power among all holders of Super Voting Preferred Stock equaling 75%, such that for calculation purposes, each 1 share of Super Voting Preferred Stock will carry the collective number of votes equal to 1% of all voting shares of every class, including 1% of the issued and outstanding shares of all other Series of preferred stock, and including 1% of all of the issued and outstanding shares of common stock on the date of any shareholder vote, such that, collectively, the holders of Super Voting Preferred Stock shall always vote the equivalent of 75% of all voting shares of every class, including 75% of the issued and outstanding shares of all other Series of preferred stock, and including 75% of all of the issued and outstanding shares of common stock on the date of any shareholder vote, thereby possessing, in the aggregate, the majority of voting rights, and shall together always out vote all holders of Common Stock and all other Series of Preferred Stock.

(c) Whenever holders of Super Voting Preferred Stock are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken and signed by the holders of the outstanding shares of Super Voting Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all such shares entitled to vote thereon were present and voted. Each share of the Super Voting Preferred Stock shall entitle the holder thereof to one vote on all matters to be voted on by the holders of the Super Voting Preferred Stock, as set forth in this Section 6(c).

(7). No Impairment. The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this section and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Super Voting Preferred Stock against impairment.

(8). Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or any other right, the Corporation shall mail to each holder of Super Voting Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

(9). Notices. Any notice required by the provisions of this Certificate of Designations, Preferences, Limitations, Restrictions and Relative Rights of Super Voting Preferred Stock TRIMARK POWER CORP. to be given to the holders of shares of Super Voting Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations, Preferences, Restrictions, Limitations and Relative Rights of Series A Super Voting Preferred Stock this October 8, 2025.

TRIMARK POWER CORP.

By:	/s/ Yves R. Michel
	Name:	Yves R. Michel
	Title:	CEO and Director

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